SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                                  CompUSA Inc.

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                       (Name of Subject Company (Issuer))

                              TPC Acquisition Corp.
                                       and
                          Grupo Sanborns, S.A. de C.V.

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                       (Name of Filing Persons (Offerors))


                     Common Stock, $.01 Per Share Par Value
           (Including the Associated Rights to Purchase Common Stock)

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                         (Title of Class of Securities)

                                    209432107

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                      (CUSIP Number of Class of Securities)

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                               Rafael Robles Miaja
                     Franck, Galicia, Duclaud y Robles, S.C.
                                  Torre Optima
                                   Tercer Piso
                         Avenida Paseo de las Palmas 405
                          Colonia: Lomas de Chapultepec

                                   D.F. 11000
                                     Mexico
                                011-525-540-9225

                                   Copies to:

                            Daniel S. Sternberg, Esq.
                             Jorge Juantorena, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


CUSIP No. 209432107


      Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third-party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going-private transaction subject to Rule 13e-3.
|X|   amendment to Schedule 13D under Rule 13d-2.

     This Amendment No. 2 (this "Amendment") amends and supplements the joint Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") filed with the Securities and Exchange Commission on February 1, 2000, as previously amended by Amendment No. 1 on February 15, 2000, by TPC Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Grupo Sanborns, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of CompUSA Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") which are not owned by Parent or its affiliates, at a purchase price of $10.10 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 1, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

     This Amendment also amends the Schedule 13D, as previously amended, of the Slim Family; Grupo Carso, S.A. de C.V. and Parent filed with the Securities and Exchange Commission on November 22, 1999, which is incorporated herein by reference.

     The Schedule TO is hereby amended and supplemented by adding the following:

          Subject to the applicable regulations of the Commission and to the terms of the Merger Agreement, Purchaser expressly reserve the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares pending receipt of any necessary regulatory approval or in order to comply in whole or in part with any applicable law and (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 14, in either case by giving oral or written notice of such delay or termination to the Depositary. Purchaser's right to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the Offer.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2000


                                            GRUPO SANBORNS, S.A. de C.V.


                                            By: /s/ Eduardo Valdes
                                                -----------------------
                                                Name:    Eduardo Valdes
                                                Title:  Attorney-in-Fact


                                            TPC ACQUISTION CORP.


                                            By: /s/ Javier Cervantes
                                                ------------------------------
                                                Name:    Javier Cervantes
                                                Title:   Director and Secretary